                           PRESTON GATES & ELLIS, LLP
                           1900 Main Street, Suite 600
                            Irvine, California 92614


                                November 21, 2005

VIA FACSIMILE
-------------
(202) 772-9218

Mr. Gary Todd
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C.  20549-6010

         Re:      CPC of America, Inc.
                  Form 10-KSB for the fiscal year ended December 31, 2004 Filed March 31, 2005
                  File No. 000-24053

Dear Mr. Todd:

         This firm represents CPC of America, Inc. ("Company") and we are writing in response to your letter dated June 24, 2005 to Mr. Rod A. Shipman, President and Chief Executive Officer of the Company. On behalf of the Company, we provide below the Company's responses to your letter of June 24, 2005 numbered in the order in which your comments were provided.

GENERAL
-------

         1. The Company believes that it has incorporated into its periodic reports the Staff's comments set forth in its letter ("2000 Letter") to the Company dated August 29, 2000. The 2000 Letter related to a Registration Statement on Form SB-2 which was subsequently withdrawn. Although the Company did not respond at that time to the 2000 Letter, the Company did endeavor to incorporate the comments as appropriate into its subsequently filed periodic reports. Since that time, the Company has undergone many changes that have rendered many of the comments set forth in 2000 Letter inapplicable. For example, in the subsequent years, the Company's working capital position has improved and remained consistently strong, which has allowed for the removal of the going concern qualification from the report of the independent registered public accounting firm. In addition, the Company has refocused its business operations away from the CPC2A counterpulsation unit towards the MedClose puncture closure device. In any event, on behalf of the Company, set forth below are the Company's responses to the comments set forth in the Staff's 2000 Letter to the Company:

Mr. Gary Todd
Securities and Exchange Commission
November 21, 2005
Page 2


                  1-21. The Company believes these comments related specifically to the Form SB-2 Registration Statement or the secondary offering contemplated thereby and, therefore, no response is necessary at this time.

                  22. The requested disclosure has been provided in the MD&A sections of the Company's subsequently filed periodic reports.

                  23. The requested disclosure has been provided in the MD&A sections of the Company's subsequently filed periodic reports.

                  24. Commencing with the Company's fiscal year ended December 31, 2002, the report of the independent registered public accountants on the consolidated financial statements of the Company did not include a going concern qualification.

                  25. The complete corporate disclosure of the Company has been provided in the "Item 1. Description of Business" section of all subsequently filed annual reports on Form 10-KSB.

                  26-27. The referenced terms have been removed from the Company's subsequently filed annual reports on Form 10-KSB in favor of lay terms and the de-emphasis of the operations relating to the counterpulsation units.

                  28. The basis for the Company's statements concerning the significant reduction and recovery time of patients is the result of animal testing of the MedClose device to date.

                  29. As disclosed in the subsequently filed annual reports on Form 10-KSB, the Company has received FDA approval for the CPCA2000 device.

                  30. The referenced statement has been removed from the subsequently filed annual reports on Form 10-KSB.

                  31. Inasmuch as there are no current legal proceedings, we consider this comment to be inapplicable.

                  32. Please be advised that the management section of all annual reports on Form 10-KSB disclose that the key consultant employed by CTM Group is Mr. Paul Shabty, former chairman and chief executive officer of the Company.

                  33. We believe this comment related to the registration statement on Form SB-2 and is no longer applicable.

Mr. Gary Todd
Securities and Exchange Commission
November 21, 2005
Page 3


                  34. All subsequently filed periodic reports include disclosure of the accredited investor status of the purchasers of the Company's securities. Please be advised that since August 2000, all private placement purchasers of the Company's securities have been accredited investors as defined under Rule 501 of the Securities Act of 1933.

                  35.      We believe this comment is no longer applicable.

                  36. Please be advised that the Company never considered the Myers Consulting Agreement to be a material contract and in any event it has long since expired by its terms.

                  37. We believe that this comment specifically related to the registration statement on Form SB-2 and is no longer applicable.

                  38-43. The Company considers these accounting comments to be no longer applicable due either to the passage of time or because they related specifically to the Registration Statement on Form SB-2.

FORM 10-KSB DATED DECEMBER 31, 2004
-----------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 10
---------------------------------------------

         1. As disclosed in the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 2005, the Company conducted preliminary evaluations and discussions concerning the sale of CPCA2000, Inc. and its assets. However, due to recent declines in the amount of reimbursable patient costs for counterpulsation treatments under the Medicare program, and the resulting negative impact on projected profitability of the operations based on the counterpulsation technologies and products, the Company is unable to predict whether it will be able to consummate a sale of CPCA2000, Inc. or its assets. Appropriate disclosure of this matter is set forth in the second paragraph of the MD&A section of the quarterly reports on Form 10-QSB filed for the quarters ended June 30, 2005 and September 30, 2005 and will be included in future filings with updated disclosure as developments warrant.

         2. As disclosed in the Company's second and third quarter 2005 reports on Form 10-Q, the Company expects that the amount of research and development will increase upon FDA approval of the Company's IDE application for the MedClose product. However, the Company believes it has on hand sufficient capital for the next 12 months. Appropriate disclosure has been provided in the quarterly reports on Form 10-Q for the three months ended June 30, 2005 and September 30, 2005 and will be included in future filings with updated disclosure as developments warrant.

Mr. Gary Todd
Securities and Exchange Commission
November 21, 2005
Page 4


         3. As disclosed in the last paragraph of page 2 of the Company's 2004 Form 10-KSB, the Company has engaged BioMed Research, Inc. for development and testing of MedClose. Future filings will provide more emphasis on the Company's relationship with BioMed for the product development. However, we believe that it is clear to investors from the Company's SEC reports and the Company's press releases that BioMed is a third party contractor primarily responsible for the development and testing of the Company's MedClose product.

         4. Commencing with the Company's quarterly report on Form 10-Q for the period ended September 30, 2005, the Company will present related party transactions and balances on the face of the financial statements.

         5. Commencing with the Company's quarterly report on Form 10-Q for the period ended June 30, 2005, the Company presents a separate line item on the face of the Statement of Operations to disclose net loss available to common shareholders.

         6. Commencing with the Company's quarterly report on Form 10-Q for the period ended June 30, 2005, the Company charges items referred to in your comment no. 6 as additional paid-in capital and reclassifies prior year's amounts to additional paid-in capital as well.

         7. Of the $1,082,264 in options and warrants exercised, the Company received $647,182 in cash and the other exercises were in exchange for compensation to the Company's only employee, and consulting services and expense reimbursements for the Company's main consultant. Compensation was recorded according to an employment agreement and the employee elected not to receive cash for a portion of his net pay, but to exercise options in the amount of $351,460 and receive cash for the remainder of his salary. Please note that the $351,460 represents a portion of net pay and that all payroll taxes were deducted and paid in cash to the appropriate taxing authorities. Similarly, the consultant elected not to receive cash for $29,880 of services and $53,742 of reimbursable expenses, but exercised options in those amounts. The $435,082 of total non-cash exercises of options are included in the line item "issuance of common stock and options for services" on the statement of cash flows.

         8. There have been no cashless exercises of options. All options were either exercised for cash or exercised for services in lieu of cash. However, in future filings the Company will make this more clear. Options and warrants have been accounted for under APB 25, as allowed by FIN44.

         9. The Company has endeavored to fully respond to the staff's comments set forth in its June 24th letter. On behalf of the Company, please be advised that the Company acknowledges that:

                  o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Gary Todd
Securities and Exchange Commission
November 21, 2005
Page 5


                  o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                  o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you in advance for your review of the enclosed. Please contact the undersigned at (949) 623-3518 if you have any questions.

                                                     Very truly yours,

                                                     PRESTON GATES & ELLIS LLP


                                                     /S/ DANIEL K. DONAHUE
                                                     Daniel K. Donahue

DD/df
cc:      CPC of America, Inc.
         Cacciamatta Accountancy Corporation